8755 West Higgins Road, Suite 500

Chicago, Illinois 60631

August 15, 2018

Mr. Gary Newberry

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street

Washington, DC 20549

Re:	Littelfuse, Inc. Form 10-K for the Fiscal Year Ended December 30, 2017 Filed February 23, 2018 Form 8-K filed August 1, 2018 Comments dated August 7, 2018 File No. 000-20388

Dear Mr. Newberry:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated August 7, 2018 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended December 30, 2017 of Littelfuse, Inc. (the “Company”, “our” or “we”) and Form 8-K filed August 1, 2018.

For your convenience, we have set forth below the text of the comments contained in the Comment Letter in italicized type, followed by our response.

Form 8-K filed August 1, 2018

Exhibit 99.1, page 9
Exhibit 99.2, page 1

1.

We note that you present full non-GAAP Condensed Consolidated Statements of Comprehensive Income when reconciling your non-GAAP measures to the most directly comparable GAAP measures, which is inconsistent with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP measures. Please review and comply with this guidance when preparing your future earnings releases by removing the statements.

Response:

The Company reviewed Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP measures and confirms, in future filings of our earnings releases, we will remove the presentation of full non-GAAP Condensed Consolidated Statements of Comprehensive Income when reconciling non-GAAP measures to its equivalent GAAP measures.

We further acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in our filing.

Please contact me if you have any questions regarding these matters at 773-628-0616.

Sincerely,

/s/ Meenal A. Sethna
Meenal A. Sethna Executive Vice President and Chief Financial Officer

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